Annual Shareholder Meeting Results:
The Funds held their joint annual meeting of shareholders on July 19, 2012. Shareholders voted as indicated below:

	Affirmative	Withheld Authority
AllianzGI Equity & Convertible Income:
Re-election of James A. Jacobson – Class II to serve until the Annual Meeting for the 2015-2016 fiscal year	15,746,961	194,702
Re-election of John C. Maney†– Class II to serve until the Annual Meeting for the 2015-2016 fiscal year	15,759,136	182,527
Deborah A. DeCotis, Bradford K. Gallagher, Hans W. Kertess, William B. Ogden, IV, and Alan Rappaport continue to serve as Trustees.

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† Interested Trustee